Pricing supplement no. 542
*To prospectus dated December 1, 2005,
prospectus supplement dated December 1, 2005 and
product supplement no. 1-IV dated May 4, 2006*

Registration Statement No. 333-130051
Dated July 16, 2007
Rule 424(b)(2)



Structured Investments	JPMorgan Chase & Co. $193,000 Principal Protected Notes Linked to the Dow Jones — AIG Commodity Index^{SM} due January 23, 2013

General

- Senior unsecured obligations of JPMorgan Chase & Co. maturing January 23, 2013*.
- Cash payment at maturity of principal plus the Additional Amount, as described below.
- The notes are designed for investors who seek exposure to any appreciation of the level of the Dow Jones — AIG Commodity Index^{SM} over the term of the notes. Investors should be willing to forgo interest payments while seeking full principal protection at maturity.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on July 16, 2007 and are expected to settle on or about July 20, 2007.

Key Terms

Index:	The Dow Jones — AIG Commodity Index^{SM} ("DJAIG") (the "Index")
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Index Return x the Participation Rate; *provided* that the Additional Amount will not be less than zero.
Participation Rate:	147.50%.
Index Return:	$$\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$
Initial Index Level:	The Index closing level on the pricing date, which was 171.102.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	January 17, 2013*
Maturity Date:	January 23, 2013*
CUSIP:	48123JZV4

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 1-IV.

Investing in the Principal Protected Notes involves a number of risks. See "Risk Factors" beginning on page PS-5 of the accompanying product supplement no. 1-IV and "Selected Risk Considerations" beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$1,000	$40	$960
Total	$193,000	$7,720	$185,280

(1) J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $40.00 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $5.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-32 of the accompanying product supplement no. 1-IV.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

July 16, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1-IV dated May 4, 2006. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated May 24, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 1-IV, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 1-IV dated May 4, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206001170/e23980_424b2.pdf

- Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
- **APPRECIATION POTENTIAL** — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Index Return x the Participation Rate, *provided* that this payment (the Additional Amount) will not be less than zero.
- **DIVERSIFICATION OF THE DOW JONES — AIG COMMODITY INDEX**[SM] — The Index is composed of exchange-traded futures contracts on physical commodities and is designed to be a highly liquid and diversified benchmark for commodities as an asset class. Its component weightings are determined primarily based on liquidity data, which is the relative amount of trading activity of a particular commodity. See "The Dow Jones — AIG Commodity Index[SM]" in the accompanying product supplement no. 1-IV for additional information about the Index.
- **TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 1-IV. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." You will generally be required to recognize interest income in each year at the "comparable yield," as determined by us, although we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (*e.g.*, employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between such purchasers' basis in the notes and the notes' adjusted issue price.
- **COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE —** We have determined that the "comparable yield" is an annual rate of 5.75%, compounded semiannually. Based on our determination of the comparable yield, the "projected payment schedule" per $1,000 note consists of a single payment at maturity equal to $1,366.61.
  Assuming a semiannual accrual period, the following table states the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and the projected payment schedule.

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date per $1,000 note as of End of Calendar Period
July 20, 2007 through December 31, 2007.............................	$25.56	$25.56
January 1, 2008 through December 31, 2008..........................	$59.81	$85.37
January 1, 2009 through December 31, 2009..........................	$63.30	$148.67
January 1, 2010 through December 31, 2010..........................	$66.99	$215.66
January 1, 2011 through December 31, 2011..........................	$70.91	$286.57
January 1, 2012 through December 31, 2012..........................	$75.04	$361.61
January 1, 2013 through January 23, 2013..........................	$5.00	$366.61

  Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the commodities underlying the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 1-IV dated May 4, 2006.

- **MARKET RISK** — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether, and the extent to which, the Index Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX RETURN IS ZERO OR NEGATIVE.

- **THE NOTES MAY NOT PAY AS MUCH AS AN INVESTMENT IN THE INDIVIDUAL COMMODITY FUTURES CONTRACTS** — You may receive a lower payment at maturity than you would have received if you had invested in the Index or the individual commodity futures contracts constituting the Index. If the Ending Index Level does not exceed the Initial Index Level, the Additional Amount will be zero. Because the Ending Index Level will be calculated based on the Index closing level on a single business day near the end of the term of the notes, the level of the Index at the maturity date or at other times during the term of the notes could be higher than the Ending Index Level. This difference could be particularly large if there is a significant decrease in the level of the Index during the latter portion of the term of the notes or if there is significant volatility in the Index closing level during the term of the notes, especially on dates near the Observation Date.

- **NO INTEREST PAYMENTS OR RIGHTS IN THE EXCHANGE-TRADED FUTURES CONTRACTS** — As a holder of the notes, you will not receive any interest payments, and you will not have any rights that holders of the exchange-traded futures contracts on the commodities underlying the Index have.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility in the Index;
  - the time to maturity of the notes;
  - the market price of the physical commodities upon which the futures contracts that compose the Index are based (the "Index Commodities") or the exchange-traded futures contracts on the Index Commodities;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Index Return from -80% to +80% and reflects the Participation Rate of 147.50% and assumes an Initial Index Level of 170. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table have been rounded for ease of analysis.

Ending Index Level	Index Return	Index Return x Participation Rate (147.50%)	Additional Amount		Principal		Payment at Maturity
306.00	80%	118.000%	$1,180.00	+	$1,000	=	$2,180.00
289.00	70%	103.250%	$1,032.50	+	$1,000	=	$2,032.50
272.00	60%	88.500%	$885.00	+	$1,000	=	$1,885.00
255.00	50%	73.750%	$737.50	+	$1,000	=	$1,737.50
238.00	40%	59.000%	$590.00	+	$1,000	=	$1,590.00
221.00	30%	44.250%	$442.50	+	$1,000	=	$1,442.50
204.00	20%	29.500%	$295.00	+	$1,000	=	$1,295.00
187.00	10%	14.750%	$147.50	+	$1,000	=	$1,147.50
178.50	5%	7.375%	$73.75	+	$1,000	=	$1,073.75
170.00	**0%**	**0.000%**	**$0.00**	**+**	**$1,000**	**=**	**$1,000.00**
153.00	-10%	0.000%	$0.00	+	$1,000	=	$1,000.00
136.00	-20%	0.000%	$0.00	+	$1,000	=	$1,000.00
119.00	-30%	0.000%	$0.00	+	$1,000	=	$1,000.00
102.00	-40%	0.000%	$0.00	+	$1,000	=	$1,000.00
85.00	-50%	0.000%	$0.00	+	$1,000	=	$1,000.00
68.00	-60%	0.000%	$0.00	+	$1,000	=	$1,000.00
51.00	-70%	0.000%	$0.00	+	$1,000	=	$1,000.00
34.00	-80%	0.000%	$0.00	+	$1,000	=	$1,000.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 170 to an Ending Index Level of 204.

Because the Ending Index Level of 204 is greater than the Initial Index Level of 170, the Additional Amount is equal to $295 and the final payment at maturity is equal to $1,295 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [(204-170)/170] \times 147.50\%) = \$1,295$$

Example 2: The level of the Index decreases from the Initial Index Level of 170 to an Ending Index Level of 153.

Because the Ending Index Level of 153 is lower than the Initial Index Level of 170, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Index increases from the Initial Index Level of 170 to an Ending Index Level of 187.

Because the Ending Index Level of 187 is greater than the Initial Index Level of 170, the Additional Amount is equal to $147.50 and the final payment at maturity is equal to $1,147.50 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [(187-170)/170] \times 147.50\%) = \$1,147.50$$

Historical Information

The following graph shows the historical weekly performance of the Index from January 4, 2002 through July 13, 2007. The Index closing level on July 16, 2007 was 171.102. We obtained the various index closing levels below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Observation Date. We cannot give you assurance that the performance of the Index will result in a payment at maturity of more than the principal amount of your notes.



Supplemental Underwriting Information

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this pricing supplement, which will be the fourth business day following the pricing date of the notes (this settlement cycle being referred to as T+4). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.